UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated July 28, 2011

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-      .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333- 168347), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149634) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report on Form 6-K contains a news release issued by Vodafone Group Plc on July 28, 2011 entitled "Vodafone to receive £2.8 billion dividend from Verizon Wireless in January 2012".

28 July 2011

VODAFONE TO RECEIVE £2.8 BILLION DIVIDEND FROM VERIZON WIRELESS IN JANUARY 2012

Vodafone today announces that the Board of Verizon Wireless has approved the payment of a $10 billion (£6.1 billion) dividend. As a 45% shareholder in Verizon Wireless, Vodafone’s share of the dividend will be $4.5 billion (£2.8 billion). The dividend is due to be paid on 31 January 2012.

The Board of Vodafone therefore intends to pay a special dividend of £2.0 billion, equivalent to 4.0 pence per share, to Vodafone shareholders in February 2012. Details of the dividend timetable will be communicated with Vodafone’s interim results on 8 November 2011. The balance of the proceeds will be retained to reduce net debt.

Vittorio Colao, Chief Executive of Vodafone, commented:

“Our long term partnership in Verizon’s strong and successful wireless business has seen the value of our investment increase significantly over recent years. The dividend from Verizon Wireless allows us not only to reward our own shareholders with an immediate and sizeable cash return, but also to continue to reinvest in our business to improve our customers’ experience, further strengthen our competitive position and create additional value for shareholders.”

ENDS

For further information:

Vodafone Group
Investor Relations	Media Relations
Tel: +44 (0) 7919 990 230	Tel: +44 (0) 7770 330 112/+44 (0) 7717 663 366

About Vodafone

Vodafone is one of the world’s Largest mobile communications companies by revenue with approximately 382 million customers in its controlled and jointly controlled markets as at 30 June 2011. Vodafone currently has equity interests in over 29 countries across five continents and more than 40 partner networks worldwide. For more information, please visit www.vodafone.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP PUBLIC LIMITED COMPANY (Registrant)

Dated: July 28, 2011	By:	/s/ R E S MARTIN
	Name:	Rosemary E S Martin
	Title:	Group General Counsel and Company Secretary